February 12, 2010

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	PC Connection, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for the Period Ended September 30, 2009

Filed November 6, 2009

Form 10Q for the Period Ended June 30, 2009

Filed August 7, 2009

Form 10-Q for the Period Ended March 31, 2009

Filed May 8, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2009

File No. 0-23827

Dear Mr. Owings:

We are in receipt of your letter dated December 31, 2009 regarding your review of our recent filings. We have set forth below both your comments and immediately thereafter our responses, including our proposed responses to be included in future filings.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and….page 23

1.	In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

Response:

We do intend to discuss known material trends, demands, commitments, events or uncertainties that we believe will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues or income, or result in our liquidity decreasing in any material way. We have reviewed Item 303 of Regulation S-K, SEC Release No. 33-8350, as well as the “Overview” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Form 10-K. It was our objective in the Overview to describe the very competitive environment in which we operate, including current competitive forces, and to explain how that environment has changed and may in the future change to increase such competitive pressures. It is generally impossible to quantify the specific impact that each such change actually had or is expected to have in any specific period. Nonetheless, we believe it is important for the reader to understand the nature and direction of such competitive forces and to the extent reasonably determinable, the effect or potential result of such forces.

•

In the third paragraph under the “Overview” heading, you state that [c]ertain manufacturers have on many occasions attempted to sell directly to [y]our customers,” “[c]onsolidation in this industry is more evident than ever and “[i]f more of [y]our suppliers were to succeed in selling to [y]our customers directly…[y]our financial condition, results of operations, and cash flows could be negatively affected.” Please discuss these trends in greater detail, including how your financial condition, results of operations, and cash flows have been affected already by manufacturers’ direct sales to your customers, how these trends may affect you in future periods, and the steps you are taking, if any, to address these trends going forward.

Response:

We face the constant threat of our larger manufacturer-suppliers attempting to by-pass us by selling directly to our customers. These efforts by these manufacturers are constantly evolving, and the possible duration or effects of such efforts cannot, in most cases, be reasonably predicted in advance or quantified in past periods. The specific language cited in our 2008 Form 10-K was in response to then recent announcements by significant vendors of direct sales programs to large corporate customers that, if effective, could have adversely impacted sales of our MoreDirect subsidiary. Since that time, those programs have continued to evolve in ways that have reduced the likely impact on MoreDirect.

Disclosures in our future filings will be drafted to describe specific efforts by manufacturers to market products directly then in effect or announced that we believe have impacted, or are reasonably likely in the future to impact our financial condition, results of operations and cash flows. We do not expect to refer to the consolidation in the industry unless we can explain how it has adversely affected us or is reasonably likely to affect us in the future. The following is an example of the type of additional disclosure we expect to include in future filings:

As a value added reseller in the IT supply chain, we do not manufacture IT hardware or software. We are dependent on our suppliers that consist of manufacturers and distributors that historically have sold only to resellers rather than directly to end users. Certain larger manufacturers have on multiple occasions attempted to sell directly to our customers, and in some cases have restricted our ability to sell their products to certain customers, thereby eliminating our role.

We believe that the success of direct sales efforts by suppliers will depend on their ability to meet our customers’ ongoing demands and provide objective, unbiased solutions to meet their needs. Our advantage is our ability to be product-neutral and provide a broader combination of products, services and advice tailored to customer needs. We intend to nurture our strong customer relationships and provide them with customized solutions from a variety of manufacturers, thereby attempting to mitigate the negative impact of continued supplier direct sales initiatives.

•

In the fourth paragraph, you state that certain buying trends are changing as customers are becoming more sophisticated, have more choices, and are better able to make price comparisons, all of which are increasing price competition and could lead to negative effects on your financial condition, results of operations, and cash flows. Please discuss how your financial condition and results of operations have been affected already by these trends, how they may impact you in future periods, and the steps you are taking, if any, to address the trends going forward.

Response:

In future filings we plan to include additional disclosures substantially as follows:

While it is not possible for us to estimate with any degree of accuracy the level of sales we may have lost or may lose in the future as a result of such increased buyer sophistication, our internet sales to consumer customers, which represented approximately 5% of total sales, decreased during the last four years by 27%.

We have also undertaken significant actions with respect to all of our internet websites, including those that serve our SMB and enterprise segments, in order to keep up with the improvements made by our competitors. We have increased the level of internet marketing expenditures on third-party “click fees” and affiliate charges, particularly with respect to consumer marketing, in order to increase visibility on third-party search engines. We have also launched various promotions including selected free freight offers, in efforts to generate higher internet sales. All of these activities are costly, aggregating $6.2 million in 2009, which decrease our operating results accordingly. These costs are expected to increase in future periods as we continue to expand our internet visibility and functionality, and if we do not generate increased internet sales, our operating margins may be further impacted.

•

In the fifth paragraph, you disclose that “declines in spending [are] projected in the overall IT industry,” a “softness in customer demand” is under way, and there has been a “continued decline in the demand environment.” In this regard, you state that you have implemented already cost reductions beginning late in the third quarter of 2008 to reduce expenses, including lowering headcount in sales support areas and various cost reduction programs that are expected to result in annualized savings of $6 million. Please discuss the other cost reduction programs to which you refer and why you believe these programs, along with the lower headcount, will save you $6 million per year.

Response:

To the extent the Company discusses these cost reduction programs in future filings, it will include disclosures substantially as follows:

We modified our support structure and reduced support headcount in the third quarter of 2008. We also limited overtime for non-exempt personnel, reduced travel and reduction of expenditures for company-sponsored sales promotion activities, and we eliminated or reduced professional fees and marketing expenses. These measures, in the aggregate, resulted in quarterly cost savings of approximately $1.5 million; annualized, these cost savings are approximately $6 million. We believe these savings will generally continue into future periods as our revised support structure remains in effect.

•

Also, you state that you implemented other cost reductions in the first quarter of 2009 that could result in additional savings of up to $16 million in 2009. Further, in the “Overview” headings of your quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, you state that the cost reductions you implemented in the first quarter of 2009 will result in annualized saving of up to $14 million, and you state in your quarterly report on Form 10-Q for the period ended September 30, 2009 that the implemented cost reductions in the first quarter of 2009 “contributed to reduced SG&A expenses.” Please disclose the cost reductions you implemented in the first quarter of 2009, and any other cost reductions you implemented subsequently, the amount that these reductions have saved you, the amount you believe these reductions will save you in future periods, and the basis for your beliefs.

Response:

To the extent the Company discusses these cost reduction programs in future filings, it will include disclosures substantially as follows:

We reduced headcount across all of our operations by 147 employees, in the first quarter of 2009. This reduction in personnel consisted primarily of support personnel but included some sales personnel as well. The 2009 savings realized from this reduction was $10.5 million. On an annualized basis, these savings total approximately $14.0 million.

We believe this action will result in comparable ongoing structural savings in future periods, because (1) our overall sales productivity will increase, and (2) the efficiency of our various support functions will improve. Our support function costs are largely fixed within certain ranges of revenue; we plan to increase costs in future periods only as we experience step-increases in the ranges of revenue.

•

On page nine of your annual report on Form 10-K, under the heading, “Management Information Systems,” you state that you have undertaken a “significant upgrade” of your sales processing systems and that you expect to continually upgrade your information systems in the future to more effectively manage your operations and customer database. Also, in the last paragraph under the “Overview” heading on page 24 of your annual report on Form 10-K, you state that you are “currently undertaking a major modification and upgrade of [y]our sales order and customer management system that are expected to improve sales productivity beginning in the second half of 2009.” In an appropriate location in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please describe this upgrade in greater detail and discuss the impact it has had on your financial condition and results of operations and the impact you believe it will have on your financial condition and results of operations in future periods.

Response:

As reported in our June 30, 2009 10-Q filing, we stopped further development of an internally developed Customer Relationship Management (CRM) system and wrote off all capitalized costs accumulated through that date. As further reported, we are evaluating alternative solutions to internally developed CRM software and will consider future implementation solutions, including purchased software.

In July 2009, we began a comprehensive review and assessment of our entire business software needs not limited solely to CRM systems. We have not yet finalized any decisions, but as we do, we will include disclosure in the Liquidity and Capital Resource section and other appropriate sections of our 2009 and future 10-K filings describing our expected implementation plans and related cash flows. We will also include disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our 2009 10-K describing the effect of the write off referred to above.

Item 15. Exhibits and Financial Statement Schedules, page 45

2.	We note that you have incorporated by reference into your annual report, as Exhibit 10.19 to the annual report, the Second Amended and Restated Credit and Security Agreement, dated as of June 29, 2005, which was filed as Exhibit 10.1 to your current report on Form 8-K that was filed on July 6, 2005. In the Table of Contents to that Credit Agreement it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Response:

As requested, we have filed, on February 8, 2010, an amended report on Form 8-K that includes the Second Amended and Restated Credit and Security Agreement dated as of June 29, 2005, together with all of the schedules and exhibits listed in that agreement’s table of contents.

Form 10-Q for the Period Ended September 30, 2009

Summary of Critical Accounting Policies and Estimates, page 26

3.	Refer to Note 3-Goodwill and Other Intangible Assets on page eight. We note your disclosure that you did not identify any events or circumstances indicating it was more likely than not that the carrying value of the Large Account reporting unit was in excess of its fair value during the quarter. To the extent that the Large Account reporting unit has an estimated fair value that is not substantially in excess of the carrying value and that a goodwill impairment charge could materially impact your operating results or total shareholder’s equity, please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to disclose the percentage by which the fair value exceeds the carrying value as of the most-recent step-one test; a description of the assumptions that drive the estimated fair value; and a discussion of the uncertainty associated with your key assumptions.

On the other hand, if you have determined the estimated fair value of the Large Account reporting unit substantially exceeds the carrying value, please disclose this determination. Please refer to Item 303 of Regulation S-K and Section V of Release No. 33-8350.

Response:

The most recent step-one test performed relating to your comments was the annual test we performed as of January 1, 2009. With respect to our test of our Large Account reporting unit goodwill, the fair value relating to that unit, calculated on a discounted cash flow basis, exceeded its carrying value by $44 million, or 34% of its carrying value. While not yet complete, our preliminary work would indicate that the fair value of the Large Account reporting unit exceeds the carrying value of that unit by approximately $30 million, or 27%, at the January 1, 2010 measurement date. We believe that the estimated fair value of the Large Account reporting unit substantially exceeds its carrying value at the most recent measurement date.

We will disclose this determination in our MD&A as follows:

“At the most recent measurement date, the estimated fair value of the Large Account reporting unit substantially exceeded the carrying value of that unit.”

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

4.	You state that adjustments to the median base salary level for your officers were made based on comparisons to survey data, the executive’s level of responsibility and experience, and company-wide performance. In this regard, we note that in 2008 you raised the base salary of your chief executive officer “significantly” because of a review and analysis of competitive data and her individual responsibilities. Also, you raised the base salaries of the other executive officers in 2008 to a level above the median levels reported for your peer groups in recognition of each officer’s increased level of responsibility and experience over comparable officers in the peer group. In future filings, please discuss the specific competitive data and individual responsibilities of your chief executive officer that caused you to significantly raise her base salary in 2008. Further, please discuss the components of the peer groups you examined in determining that each of your other executive officers had such an increased level of responsibility and experience over his or her comparable officers in the peer groups that you raised their salaries by those specific amounts in 2008. In your discussion, please also reconcile that you raised your officers’ base salaries even though you failed to meet your company-wide performance targets in 2008 and you state that company-wide performance is a factor in adjusting base salaries.

Response:

To the extent the Company is required to discuss its decisions regarding executive compensation for the fiscal year ended 2008 in its future proxy statements, it will include disclosure substantially as follows:

Salary ranges for our executive officers were developed based on a Pearl Meyer & Partners salary assessment which provided comparative market data on compensation practices and programs based on an analysis of twelve peer companies deemed comparable in terms of product and service offerings and revenue levels. Pearl Meyer & Partners also provided two additional surveys with similar compensation data – the 2005 Clark Consulting SC/CHIPS Executive and Senior Management Survey and the 2005 Mercer Benchmark Database. Using the information in these three studies, two market composites were calculated, one reflecting the average salary of the Peer Group and Technology Industry and one reflecting the average salary of the Peer Group and the general industry survey data for similar size companies. Our Compensation Committee targeted the 50th percentile of these composites to create the midpoint for each salary range and then updated the ranges to reflect a combination of competitor trend information and consumer price indexes. In 2008, the Compensation Committee increased the compensation ranges for our executive officers by 2.6%. When possible, our Compensation Committee also compared the salaries of our named executive officers to salaries of individuals who held comparable positions in our immediate peer group.

The Compensation Committee’s analysis revealed that the salaries of our executive officers were below the 50th percentile of the salary ranges developed using the Pearl Meyer & Partners salary assessments. In addition, the annual base salary of our Chief Executive Officer set at $500,000 for the fiscal year 2007, was well below the annual base salaries of most of the Chief Executive Officers in our immediate peer group. The Compensation Committee considered this information and a number of other factors when determining the salaries of our executive officers, including the breadth of their responsibilities and experience. Our Company has historically operated with relatively few executive officers. Each of the four executive officers discussed below has over 25 years of experience in our industry. Our Chief Executive Officer also serves as Chairman of our Board of Directors and oversees legal activities. Our Executive Vice President of PCC Enterprises also assumes the oversight of our services and support subsidiary; and our Executive Vice President, Treasurer and CFO has been overseeing our IT functions. Our Senior Vice President, Corporate Marketing and Creative Services also oversaw our advertising and product management functions during that time. Other factors our Compensation Committee considered were our competitive environment, geographic location, and the market demand for our executives’ skill sets, as these individuals are highly sought after by a number of industries. With a view to retaining our executive talent and in light of the breadth of their responsibilities and experience, our Compensation Committee approved an upward adjustment to the base salary of our executive officers. Accordingly, the Compensation Committee approved an increase to the annual base salary of our Chief Executive Officer to $750,000, which approximated the 75th percentile of the salary range and also was generally in line with the other CEO salaries in our peer group. The Compensation Committee also increased the 2008 base salaries of three of our other executive officers, upon the recommendation of our Chief Executive Officer, to be at, or slightly below, the 75th percentile. The base salary of the remaining executive officer was set slightly above the 50th percentile, based on his level of responsibility and the salaries of individuals who held comparable positions in our immediate peer group.

Company-wide performance is generally another factor considered in setting base salaries, however, the Compensation Committee viewed the deteriorating economic conditions in the second half of the fiscal year ended 2008 to be a more compelling factor for the shortfall in meeting our performance targets than the performance of our executive officers. Furthermore, the Compensation Committee generally weighs performance goals more heavily in determining awards under our executive bonus plan. Accordingly, no executive bonuses were paid in 2009 for 2008 performance.

Equity Awards, page 13

5.	You state that you granted restricted stock of 100,000 shares to Timothy McGrath, 50,000 shares to Jack Ferguson, and 20,000 shares each to Bradley Mousseau and David Beffa-Negrini to “align the interests of [y]our executives and [y]our stockholders. In future filings, please discuss the reasons that you granted these amounts of restricted shares to these particular officers.

Response:

In future proxy statements, the Company will include the following type of disclosure in connection with its equity awards:

Equity awards are granted on a discretionary basis by our Compensation Committee following recommendations made by our Chief Executive Officer. The awards granted to Messrs. McGrath, Ferguson, Mousseau and Beffa-Negrini are a reflection of the discretion and judgement exercised by our Compensation Committee, which considered a number of factors in granting the awards, including each executive’s past performance, future contribution potential, and the amount and nature of comparable peer group awards. Our Compensation Committee also views equity awards as a means of retaining our executive officers through vesting of the awards and motivating each executive officer for outstanding future performance. Additionally, our Compensation Committee considered the size and vesting of previous awards granted to these executives in determining future awards.

6.	We note your disclosure that your equity awards have typically taken the form of stock options and restricted stock awards. In future filings, please clarify whether you have formalized any policies or procedures regarding grants of stock options and, if so, please discuss those policies and procedures.

Response:

In future proxy statements, the Company will include the following disclosure relating to its policies and procedures regarding grants of equity awards:

We have not formalized any policies and procedures with respect to the determination and granting of stock options or other equity awards to individual executives or employees. Restricted stock awards have historically been limited to executive officers other than our Chief Executive Officer, but all equity awards are made at the discretion, and based on the judgment, of our Compensation Committee following recommendations made by our Chief Executive Officer.

Certain Relationships and Related Transactions, page 19

7.	In future filings, please disclose whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

Response:

As disclosed on pages 20 and 21 of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2009, our Audit Committee is required to review all related person transactions or arrangements exceeding $120,000 and considers, among other things, whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated party.

In future proxy statements, we will disclose whether any related party transaction discussed was made on terms no more or less favorable to us than would have been obtained from unaffiliated third parties. If they were not, we will disclose how such terms would be different if the transaction had been conducted at arms length with unaffiliated third parties.

*  *  *  *  *

In connection with our responses to the SEC comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have any further questions on our responses set out above and wish to contact us by telephone, please contact Jack Ferguson, Executive Vice President and CFO at (603) 683-2156.

Very truly yours,

/s/ JACK L. FERGUSON
Jack L. Ferguson
Executive Vice President and
Chief Financial Officer

JLF:jar